UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: April 26, 2000

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

Item 5. Other Events

On April 26, 2000, the Company issued the following press release:

SECOND BANCORP INCREASES AUTHORIZATION TO REPURCHASE STOCK

Warren, Ohio, April 26, 2000—SECOND BANCORP INCORPORATED (Nasdaq "SECD") reported that its Board of Directors has increased the number of shares subject to repurchase under a stock buy-back program originally announced August 19, 1999. The initial Board authorization to repurchase up to a half million shares of Company stock has been increased by an additional 100,000 shares to a total of 600,000 or 5.6% of total shares outstanding on the date the program was originally announced. Of the total authorization, 365,320 shares have been repurchased to date and are carried on the Company's books as treasury shares. The program, an ongoing part of the Company's capital management process, will continue to be implemented primarily through open market and block transactions at prevailing market prices.

Second Bancorp is a $1.59 billion bank holding company providing a full range of commercial and consumer banking, trust, insurance and investment products and services to communities in a nine county area of Northeastern and East-Central Ohio through subsidiary Second National Bank's 36 office network.

Additional information about Second Bancorp can be found on the World Wide Web at www.prnewswire.com. Information about products and services offered by Second National Bank can also be accessed at www.secondnationalbank.com.

CONTACT: Christopher Stanitz, Executive Vice President and Secretary, 330-841-0234 or fax 330-841-0489.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: April 26, 2000

/s/ David L. Kellerman

David L. Kellerman, Treasurer